SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                             Date: December 18, 2003

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

          Registrant's telephone number, international: +7 095 973 9940

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     On December 17, 2003, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the "Company") announced that the Company provides its network to support the nationwide toll-free Presidential Hot-line. A copy of the press release is attached hereto as Exhibit 99.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    December 18, 2003               By: /s/ Vladimir I. Androsik
                                            -------------------------------
                                         Name:  Vladimir I. Androsik
                                         Title: Deputy General Director -
                                                Finance Director

                                  EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number      Description

    EX-99 English translation of the press release announced that the Company provides its network to support the nationwide toll-free Presidential Hot-line.

                                                                      Exhibit 99

For immediate release
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            ROSTELECOM'S NETWORK AND 8-800-200-40-40 TOLL-FREE NUMBER
                     TO BE USED FOR PRESIDENTIAL "HOT-LINE"

     Moscow - December 17, 2003 - Rostelecom (NYSE: ROS; RTS: RTKM, RTKMP), Russia's national long-distance telecommunications operator, today announced that the Company provides its network to support the nationwide toll-free Presidential Hot-line from December 13 through 18 and to organize television bridges with Russian cities and towns on December 18.
     Rostelecom provides its 8-800-200-40-40 toll-free number to give citizens in every Russian region an opportunity to pose questions to the President. All calls made to 8-800-200-40-40 are free of charge and confidential. On December 18, Rostelecom's network will be used to organize television bridges with six Russian cities and towns.
     Rostelecom's General Director Dmitry Yerokhin commented: "We are privileged to have been given the opportunity once again to support the Presidential Hot-line. This highlights the ways in which Rostelecom's technological capabilities can be used to support telecom services on a national scale."

For further details please contact

Anna Kareva
Director for Public and Investor Relations
Tel.: 973 9920
Fax: 787 2850
e-mail: kareva@hq.rt.ru